Liquid Media Group Receives Non-Binding Term Sheet from Fast-Growing Company

Vancouver, British Columbia – August 14, 2023 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (NASDAQ: YVR), Liquid Media Group Ltd. (the “Company” or “Liquid”) (Nasdaq: YVR) announced today that it has received a non-binding term sheet (the “LOI”) in respect of a proposed restructuring transaction from a fast-growing, category-leading company (the “Target”) that has attracted top-tier investor interest and demonstrated strong revenue scaling over the previous two years. Under the terms of the LOI, the Target would merge with a wholly-owned subsidiary of the Company in a stock-for-stock reverse merger transaction (the "Merger") in which the Target will survive as a wholly-owned subsidiary of Liquid. Should the Company determine to proceed with the Merger, the Company would commence immediate efforts to evaluate potential strategic alternatives for its existing assets, including but not limited to, strategic sale, spin-off, or keeping them in place at the Company.  Under the terms of the LOI, the Company would retain 25% of the post-merger entity, and the shareholders of the Target would own 75%.

The Company is currently subject to a cease trade order (“CTO”) issued by the British Columbia Securities Commission under National Instrument 51-102 – Continuous Disclosure Obligations as a result of the Company not having filed its annual financial statements and accompanying management’s discussion and analysis, annual information form (which will be reported as an Annual Report on Form 20-F) and related certifications for the fiscal year ended November 30, 2022. The Company will not accept the LOI, nor pursue the Merger, until the CTO has been revoked. The Company will provide further updates in this regard in due course.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events, and include statements in respect of the Merger and the revocation of the CTO. There can be no certainty that the CTO will be revoked, and accordingly whether the Company will be able to pursue the Merger. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com and annual report on Form 20-F as well as other reports filed with the SEC at www.sec.gov. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. Forward-looking statements herein are made as of the date hereof unless otherwise indicated.

CONTACT:

Investors / Business

Justin Kulik

CORE IR

justin@coreIR.com